EXHIBIT 12(a)

CLECO CORPORATION

Computation of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

	For the		For the		For the
	three		nine		twelve
	months ended		months ended		months ended
(Thousands, except ratios)	September 30, 2004
Earnings from continuing operations	$27,689		$52,314		$47,332
Income taxes	16,500		29,950		25,848

Earnings from operations before income taxes	$44,189		$82,264		$73,180

Fixed charges:
Interest, long-term debt	$10,632		$36,310		$51,395
Interest, other (including interest on short-term debt)	626		2,250		4,193
Amortization of debt expense, premium, net	806		2,517		3,460
Portion of rentals representative of an interest factor	86		259		336

Total fixed charges	$12,150		$41,336		$59,384

Earnings from continuing operations before income taxes	$44,189		$82,264		$73,180
Plus: total fixed charges	12,150		41,336		59,384
Plus: amortization of capitalized interest	102		383		564

Earnings from continuing operations before income taxes
and fixed charges	$56,441		$123,983		$133,128

Ratio of earnings to fixed charges	4.65	x	3.00	x	2.24	x

Total fixed charges from above	$12,150		$41,336		$59,384
Preferred stock dividends	110		1,221		1,260

Total fixed charges and preferred stock dividends	$12,260		$42,557		$60,644

Ratio of earnings to combined fixed charges
and preferred stock dividends	4.60	x	2.91	x	2.20	x